Baker & Hostetler LLP 3200 National City Center 1900 East 9th Street Cleveland, OH 44114-3485
December 24, 2008	T 216.621.0200 F 216.696.0740 www.bakerlaw.com

Securities and Exchange Commission	Janet A. Spreen direct dial: (216) 861-7564 jspreen@bakerlaw.com

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, DC 20549

Attention:	Amanda McManus
Julie Bell

Re:	Interval Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 4, 2008
File No. 333-153850

Dear Ms. Bell:

On behalf of Interval Acquisition Corp. (the “Company”), Interval Leisure Group, Inc. and the other Guarantors (as set forth in the Registration Statement on Form S-4, filed October 3, 2008 and amended on December 4, 2008, File No. 333-153850 (the “Registration Statement”)), set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 19, 2008, concerning the Registration Statement.  For your convenience, each of the Staff’s comments is repeated in bold below, followed by the Company’s response.

Along with this letter, the Company and the Guarantors are submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) solely for the purpose of filing the revised legal opinion referenced below and an updated version of the Articles of Organization of one of the guarantors (RQI Holdings, LLC) as exhibits to the Registration Statement.

Exhibit 5.2

1.

With the exception of the last sentence, please delete the second full paragraph on page 3 of the opinion. Please also delete the second to last paragraph of the opinion. All qualifications, exceptions, definitions and limitations should be contained within the body of the opinion.

Cincinnati   Cleveland   Columbus   Costa Mesa   Denver   Houston   Los Angeles   New York   Orlando   Washington, DC

Response:  The opinion has been revised to remove or revise the above-referenced sections and the qualifications, exceptions, definitions and limitations relating to the opinion are now set forth on an exhibit attached to the opinion. The revised opinion, including the exhibit, has been included as Exhibit 5.2 to Amendment No. 2.

2.	Please delete the third to last paragraph of the opinion. Investors in the notes pursuant to this registration statement need to be able to rely upon this legal opinion.

Response: The above-referenced paragraph has been deleted from the opinion. The revised opinion is included as Exhibit 5.2 to Amendment No. 2.

We look forward to the Staff’s response to the foregoing.  Please do not hesitate to contact me at (216) 861-7564 with any questions or to discuss this correspondence.

Sincerely,

/s/ Janet A. Spreen
Janet A. Spreen

cc:	Michele L. Keusch, Esq.
Interval Leisure Group, Inc.